Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 -

Name and Address of Company

Asia Pacific Resources Ltd. (the “Company”)
Unit 1 – 15782 Marine Drive

White Rock, BC, Canada

V4B 1E6

Item 2 -

Date of Material Change

March 17, 2006

Item 3 -

News Release

The Company issued a press release on March 17, 2006 through the facilities of CCN Matthews, a copy of which has been filed on SEDAR.

Item 4 -

Summary of Material Change

The Company announced that it has entered into a pre-acquisition agreement with SRMT holdings Limited (the “Offeror”), a New Brunswick corporation related to Italian-Thai Development Public Company Limited, a public company domiciled in the Kingdom of Thailand, pursuant to which, subject to the terms and conditions contained therein, the Offeror will make an offer to purchase not less than two-thirds of the common shares of the Company (including common shares issuable upon the exercise of outstanding options and warrants) for a price of $0.1425 per share and the warrants of the Company for a price of $0.0175 per warrant (being the difference between the offer price and the warrant exercise price).

Item 5 -

Full Description of Material Change

A full description of the material change is contained in the press release, a copy of which is attached hereto.

Item 6 -

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 -

Omitted Information

No information has been omitted from this material change report.

Item 8 -

Executive Officer

Doris Meyer, Assistant Corporate Secretary

Unit 1 – 15782 Marine Drive

White Rock, BC V4B 1E6

Telephone:

604-536-2711

Item 9 -

Date of Report

March 20, 2006

ASIA PACIFIC RESOURCES LTD.

Per:

/s/ “Doris Meyer”

Doris Meyer
Assistant Corporate Secretary

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